Exhibit 99.2

Amendment to

Auris Medical Holding AG (f/k/a Auris Medical AG)

Stock Option Plan A

Based on the decision by the Company’s Board of Directors of August 8, 2014, Art. 7.4 is amended as follows:

In case of IPO, merger or change of control (hereinafter referred to as each a “Transaction”) as well as in case of transfer of the Participant’s employment contract to another employer arising out of the transfer of all or part of the Company’s assets or activities to said employer, any option, even if not vested as per Section 7.3 above, shall:

•	vest as from the written announcement of the Transaction to the Participants, but in any case on the closing date of the Transaction (which closing shall be announced by the Company by written communication to all Participants at the latest on the closing date) and shall become immediately exercisable upon vesting ~~for a maximum duration of 60 days following the closing date of the Transaction (for the avoidance of doubt, it is precised that, in such case, the 5 year duration of Section 7.2 above is shortened to 60 days after the closing date of the Transaction)~~;

…

Zug, August 8, 2014

For the Board of Directors

Thomas Meyer, Chairman